Filed Pursuant to Rule 424(b)(7)
Registration No. 333—145594
PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED AUGUST 21, 2007
Suntech Power Holdings Co., Ltd.
$500,000,000 Aggregate Principal Amount of
0.25% Convertible Senior Notes due 2012
and
Ordinary Shares Underlying the American Depositary Shares Issuable Upon Conversion of
the Notes

17,613,336 American Depositary Shares Representing
17,613,336 Ordinary Shares
     This prospectus supplement supplements information contained in the prospectus dated August 21, 2007 included within the registration statement filed with the Securities and Exchange Commission on August 21, 2007, covering resales by selling securityholders of our 0.25% Convertible Senior Notes due 2012 and American Depositary Shares, or ADSs, issuable upon conversion of the notes, including our ordinary shares, par value $0.01 per share, represented by the ADSs. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement is incorporated by reference into the prospectus and should be read in conjunction with the prospectus. The terms of the notes, the ADSs and the ordinary shares are set forth in the prospectus.
     Investing in the notes or the ADSs involves risks. See “Risk Factors” beginning on page 14 of the prospectus.
     Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is September 28, 2007.

Selling Securityholders
     The following information supplements and updates the table of selling securityholders contained on page 105 of the prospectus. Where the name of a selling securityholder identified in the table below also appears in the table in the prospectus, the information set forth in the table below regarding that selling securityholder supersedes and replaces the information regarding such selling securityholder in the prospectus. This information was furnished to us by the selling securityholders listed below on or before September 27, 2007. Because selling securityholders may trade all or some of the notes at any time without notifying us, the table below may not reflect the exact value of notes held by each selling securityholder on the date of this prospectus supplement. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes since the date as of which the information in the table is presented.
     The information below, which has been prepared based on information furnished to us by or on behalf of the selling securityholders named therein, sets forth, among other things, the name of each selling securityholder, the principal amount of notes that each selling securityholder owns and may offer pursuant to this prospectus and the numbers of ordinary shares represented by the ADSs into which those notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding ordinary shares.
     Information about the selling securityholders may change over time, and we may not be made aware of changes in the ownership of our notes or ordinary shares. Any changed information that is provided to us by selling securityholders will be set forth in additional prospectus supplements to the prospectus.

	Aggregate
	Principal Amount		Ordinary
	of		Shares Owned
	Notes at Maturity	Ordinary Shares	After
	that May	Registered	Completion of
Name	Be Sold	Hereby(1)	the Offering
Absolute Strategies Fund, Forum Funds Trust	$650,000	13,329.81	—
Credit Suisse Securities (USA) LLC	$6,500,000	133,298.10	—
Fore Convertible Master Fund, Ltd.	$46,000	943.34	—
Fore Erisa Fund Ltd.	$4,000	82.03	—
Jefferies & Company, Inc.	$1,000,000	20,507.40	—
Jefferies Umbrella Fund Global Convertible Bond	$700,000	14,355.18	—
Mohican VCA Master Fund, Ltd.	$2,850,000	58,446.09	—
Piper Jaffray & Co	$5,000,000	102,537.00	—
Polygon Global Opportunities Master Fund	$2,500,000	51,268.50	—
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited	$21,981,000	450,773.16	—
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitage II Master Limited	$1,269,000	26,023.89	—
UBS Securities LLC.	$3,263,000	66,915.65	—
Zurich Institutional Funds, Wandelanleihen	$2,300,000	47,167.02	—

(1)	Assumes conversion of all of the holder’s notes at the initial conversion rate of 20.5074 of our ADSs per $1,000 principal amount of notes. However, this conversion price will be subject to adjustment as described under the sections titled “Description of the Notes—Conversion Rights” in the prospectus. As a result, the amount of ordinary shares underlying the ADSs issuable upon conversion of the notes may increase or decrease in the future.